UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________________
FORM 12b-25

SEC File Number: 001-34630
CUSIP Number: 045327-10-3
NOTIFICATION OF LATE FILING

(Check One):	☐	Form 10-K	☐	Form 10-KSB	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q
	☐	Form 10-QSB	☐	Form 10-D	☐	Form N-SAR		Form N-CSR
For Period Ended: September 30, 2020

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-KSB	☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K	☐	Transition Report on Form 10-Q	☐	Transition Report on Form 10-QSB
☐	Transition Report on Form N-SAR
For the Transition Period Ended: N/A

Nothing is this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which notification relates:

PART I - REGISTRANT INFORMATION

Aspen Technology, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

20 Crosby Drive
Address of Principal Executive Office (Street and Number)

Bedford, Massachusetts, 01730
City, State and ZIP Code

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.
PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Aspen Technology, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the three months ended September 30, 2020 (“Quarterly Report”) by November 9, 2020, the prescribed due date for such filing, without unreasonable effort or expense. The Company will be unable to timely file its Quarterly Report due to the delay in filing its Annual Report on Form 10-K for the fiscal year ended June 30, 2020 (“Annual Report”).

On September 1, 2020, the Company filed a notification with the Securities and Exchange Commission on Form 12b-25 of its inability to timely file its Annual Report due to its need for additional time to complete its procedures to finalize the Annual Report, which has taken longer than anticipated as a result of additional errors identified by the Company in the transition adjustment recorded in the prior fiscal year related to the adoption of Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (“Topic 606”). Based on what is known today, the Company does not expect the errors to be material to its previously reported financial information. These errors were related to the previously identified and disclosed material weakness related to the ineffective design and implementation of control activities over the accuracy of the retrospective restatement of revenue and related contract balances recorded upon the adoption of Topic 606.

The Company intends to file the Quarterly Report as soon as practicable, and expects to do so within several weeks after filing the Annual Report.

The Company’s expectation regarding the timing of the filing of the Quarterly Report is a forward looking statement as defined in the Private Securities Litigation Reform Act of 1995, and actual events may differ from those contemplated by the statement. The statement is subject to certain risks and uncertainties, including the Company’s inability to complete the work required to file its Quarterly Report in the time frame that is anticipated.

PART IV - OTHER INFORMATION
(1)
Name and telephone number of person to contact in regard to this notification.

Karl E. Johnsen	(781)	221-6400
Name	Area Code	Telephone Number

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Aspen Technology, Inc.
--------------------------------
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 10, 2020	/s/ KARL E. JOHNSEN
Karl E. Johnsen
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).